Exhibit 99.1

Company Announcement — No. 10/2018

Zealand Pharma convenes its Annual General Meeting 2018

Copenhagen, March 22, 2018 — Zealand Pharma A/S (“Zealand”) convenes the Company’s ordinary Annual General Meeting to be held on

Thursday April 19, 2018 at 3.00 pm CET

at the offices of Plesner Advokatpartnerselskab, Amerika Plads 37, 2100 Copenhagen Ø, Denmark.

Agenda:

(1)                       Management’s report on the Company’s activities during the past financial year

(2)                       Approval of the audited Annual Report 2017

(3)                       Resolution on the distribution of profit or the cover of loss in accordance with the approved Annual Report 2017

(4)                       Election of members to the Board of Directors

(5)                       Election of the auditor

(6)                       Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)                       Proposal from the Board of Directors to update the Company’s Remuneration Policy and the Overall Guidelines for Incentive pay to the Executive Management of Zealand Pharma A/S

(8)                       Proposal by the Board of Directors to approve the fees for the Board of Directors for the financial year 2018

(9)                       Proposal by the Board of Directors to dissolve the Shareholder Nomination Committee, including proposal to delete Section 15 of the Company’s Articles of Association

(10)                Proposal by the Board of Directors to amend the Company’s Articles of Association, including (i) amendment of Section 5.8 to reflect the CVR no. of Computershare A/S, (ii) deletion of expired paragraphs in Section 8.1, (iii) update of the name of the Danish Business Authority in Section 9.2 and 9.8, (iv) amendment of Section 9.16 to ensure consistency between the Danish and English version of this Section and (v) deletion of the used authorization on electronic communication in Section 12.5 and (vi) deletion of Section 13.3 regarding retirement age for members of the Board of Directors

(11)                Proposal from the Board of Directors to approve a new authorisation to increase the capital of the Company

(12)                Any other business

The Annual General Meeting will be held in English.

After the Annual General Meeting 2018, refreshments (coffee and cake) will be served, and there will be an opportunity to speak with members of Zealand’s Corporate Management team.

The notice to convene the Annual General Meeting as well as the registration and proxy forms are available on Zealand’s website via the following link:

www.zealandpharma.com/annual-general-meeting/

The notice to convene is enclosed to this announcement, and the following should be noted:

Agenda item no. 4: The board members elected by the General Meeting are elected on an annual basis. All of the incumbent board members are standing for re-election, and the Nomination Committee proposes the re-election of all the members:

•                  Rosemary Crane

•                  Catherine Moukheibir

•                  Alain Munoz

•                  Martin Nicklasson

•                  Michael J. Owen

In addition the Nomination Committee proposes the election of an additional independent member of the Board of Directors:

•                  Kirsten Aarup Drejer

For a description of the nominated candidates, see Appendix 1 to this notice.

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of proprietary medicines in late-stage clinical development focused on specialty gastrointestinal and metabolic diseases. In addition, Zealand has two marketed drugs under license to Sanofi and two compounds in clinical development under license to Boehringer Ingelheim.

Notice to convene the Annual General Meeting of Zealand Pharma A/S (CVR no. 20 04 50 78) (“the Company”).

The Board of Directors of the Company hereby convenes the Annual General Meeting of the Company to be held on:

Thursday April 19, 2018 at 3.00 pm CET

at the offices of Plesner Advokatpartnerselskab, Amerika Plads 37, 2100 Copenhagen Ø, Denmark.

Agenda:

(1)                   Management’s report on the Company’s activities during the past financial year

(2)                   Approval of the audited Annual Report 2017

(3)                   Resolution on the distribution of profit or the cover of loss in accordance with the approved Annual Report 2017

(4)                   Election of members to the Board of Directors

(5)                   Election of the auditor

(6)                   Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)                   Proposal from the Board of Directors to update the Company’s Remuneration Policy and the Overall Guidelines for Incentive pay to the Executive Management of Zealand Pharma A/S

(8)                   Proposal by the Board of Directors to approve the fees for the Board of Directors for the financial year 2018

(9)                   Proposal by the Board of Directors to dissolve the Shareholder Nomination Committee, including proposal to delete Section 15 of the Company’s Articles of Association

(10)            Proposal by the Board of Directors to amend the Company’s Articles of Association, including (i) amendment of Section 5.8 to reflect the CVR no. of Computershare A/S, (ii) deletion of expired paragraphs in Section 8.1, (iii) update of the name of the Danish Business Authority in Section 9.2 and 9.8, (iv) amendment of Section 9.16 to ensure consistency between the Danish and English version of this Section and (v) deletion of the used authorization on electronic communication in Section 12.5 and (vi) deletion of Section 13.3 regarding retirement age for members of the Board of Directors

(11)            Proposal from the Board of Directors to approve a new authorisation to increase the capital of the Company

(12)            Any other business

Complete proposals:

Re item (2):

The Board of Directors proposes that the Annual Report 2017 is approved.

Re item (3):

The Board of Directors proposes that the annual result, which is a loss of DKK 272,270,743, is carried forward to the following year.

Re item (4):

The board members elected by the General Meeting are elected on an annual basis.

All of the incumbent board members are standing for re-election, and the Nomination Committee proposes the re-election of all the members:

•                  Rosemary Crane

•                  Catherine Moukheibir

•                  Alain Munoz

•                  Martin Nicklasson

•                  Michael J. Owen

In addition the Nomination Committee proposes the election of an additional independent member of the Board of Directors:

•                  Kirsten Aarup Drejer

For a description of the nominated candidates, see Appendix 1 to this notice.

Re item (5):

The Board of Directors recommends the re-election of Deloitte Statsautoriseret Revisionspartnerselskab, CVR-nr.: 33 96 35 56, in accordance with the recommendation of the Audit Committee. The Audit Committee has not been influenced by third parties and has not been subject to any agreement with third parties that limits the General Meeting to electing certain auditors or audit firms as auditor.

Re item (6):

The Board of Directors requests that the General Meeting authorizes the Company to acquire, during the period until the next Annual General Meeting, treasury shares directly and/or acquire American depositary shares, provided the acquisition, pursuant to Section 197 of the Danish Companies Act, can be financed by funds that could otherwise be distributed as ordinary dividends. The Company’s aggregated acquisition of treasury shares and American depositary shares shall not exceed a total nominal value of 10% of the Company’s share capital at any given time. The acquisition price for the treasury shares may not deviate by more than 10% from the quoted price for the Company’s shares on Nasdaq Copenhagen at the time of purchase, and the acquisition price for the American depositary shares may not deviate by more than 10% from the quoted price for the American depositary shares traded on NASDAQ Global Select Market in the United States at the time of purchase. The Company may surrender any acquired American depositary shares to the depositary enabling the Company to take delivery of the underlying shares.

Re item (7):

The Board of Directors proposes that the General Meeting approves the Company’s updated Remuneration Policy and the Guidelines for Incentive pay to the Executive Management.

The updated Remuneration Policy reflects (i) an increase of DKK 50,000 in the member base fee and the chairman fee, (ii) the Company’s preparation of an annual remuneration report to be published on the Company’s website (as recommended by the Danish Corporate Governance Committee in the updated Corporate Governance Recommendations of November 2017) and (iii) the removal of the fee to the Vice Chairman as the Board of Directors will not appoint a Vice Chairman in the future.

The overall Guidelines for Incentive pay to the Executive Management of Zealand Pharma A/S is changed so that that the exercise price for share rights/warrants granted in a given calendar year is decreased from 110% of the market price of the Company’s shares at the time of grant, to the market price at the time of grant.

An updated version of the Remuneration Policy and the Guidelines for Incentive pay to the Executive Management reflecting the proposed changes (tracked) will be available from March 22, 2018 on the Company’s website: www.zealandpharma.com.

Re item (8)

The Board of Directors proposes that the General Meeting approves the fees for the Board of Directors for the financial year 2018, which compared to last year represent an increase of DKK 50,000 in the member base fee and the chairman fee:

•                  Member base fee of DKK 300,000

•                  Chairman fee of DKK 350,000

•                  Audit Committee member fee of DKK 50,000

•                  Audit Committee chairman fee of DKK 150,000

•                  Remuneration and Compensation Committee member fee of DKK 50,000

Re item (9)

In 2014, a Nomination Committee with the participation of shareholder representatives was established with the purpose of assessing the composition of the Board of Directors and presenting to the General Meeting its recommendations about the election of board members elected by the General Meeting.

The Board of Directors has assessed the use of a Shareholder Nomination Committee and is of the opinion that the purpose of a Nomination Committee may be achieved by an ordinary Board Committee comprised by members of the Board of Directors only.

Consequently, the Board of Directors proposes that the Shareholder Nomination Committee is dissolved and that Section 15 of the Company’s Articles of Association is deleted.

An updated version of the Articles of Association reflecting the proposed changes (tracked) will be available from March 22, 2018 on the Company’s website: https://www.zealandpharma.com/annual-general-meeting/

Re item (10)

The Board of Directors proposes that the General Meeting approves the following amendments to the Company’s Articles of Association:

•                  Computershare A/S has recently changed its address and in order to prevent furture updates to Computershare A/S’ address, Section 5.8 is amended as follows to reflect Computershare A/S’ Company Registration (CVR) number instead of its address:

5.8 “Selskabets ejerbog føres af Computershare A/S, CVR-nr. 27 08 88 99, der er valgt som ejerbogsfører på Selskabets vegne.”	5.8 “The Register of Shareholders is handled by Computershare A/S, CVR no. 27 08 88 99, on behalf of the Company.”

•                  The following paragraphs of Section 8.1 including related schedules are deleted as the exercise periods for the issued warrants have expired before the date of the Annual General Meeting:

“På et bestyrelsesmøde i Selskabet afholdt den 19. november 2012 vedtog Selskabets bestyrelse at udstede warrants (2012-2 employee incentive program) i henhold til bemyndigelse, som udløb den 2. november 2015, svarende til nominelt DKK 214.883 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed, i henhold til bemyndigelse, som udløb den 2. november 2015. De fuldstændige vilkår for warrants er

“ At a meeting of the board of directors of the Company held on 19 November 2012, the board of directors of the Company resolved to issue warrants (2012-2 employee incentive program) pursuant to an authorization which expired on 2 November 2015, corresponding to a nominal amount of DKK 214,883 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith pursuant to an

vedlagt som bilag 8.1.a.d. Bilag 8.4.h udgør en integreret del af nærværende vedtægter.	authorization which expired on 2 November 2015,. The complete terms of the warrants are attached as Schedule 8.1.a Schedule 8.4.h constitutes an integrated part of these Articles of Association.

På et bestyrelsesmøde i Selskabet afholdt den 8. februar 2013 vedtog Selskabets bestyrelse at udstede warrants (2013-1 employee incentive program) i henhold til bemyndigelse, som udløb den 2. november 2015, svarende til nominelt DKK 389.762 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed, i henhold til bemyndigelse, som udløb den 2. november 2015. Det konkrete antal warrants tildelt udgør 386.012. De fuldstændige vilkår for warrants er vedlagt som bilag 8.1.a Bilag 8.4.d udgør en integreret del af nærværende vedtægter. 30.000 warrants er udnyttet den 30. marts 2016, 11.525 warrants er udnyttet den 14. april 2016, 5.850 warrants er udnyttet den 26. maj 2016, 5.000 warrants er udnyttet den 16. juni 2016, 6.250 warrants er udnyttet den 23. september 2016, 5.000 warrants er udnyttet den 25. november 2016, 9.500 warrants er udnyttet den 23. marts 2017, 22.000 warrants er udnyttet den 13. april 2017, 5.000 warrants er udnyttet den 30. maj 2017, 8.537 warrants er udnyttet den 15. juni 2017, 1.500 warrants er udnyttet den 1. september 2017, 28.675 warrants er udnyttet den 22. september 2017, 2.500 warrants er udnyttet den 20. november 2017, og herefter udestår 244.675 warrants.”

At a meeting of the board of directors of the Company held on 8 February 2013, the board of directors of the Company resolved to issue warrants (2013-1 employee incentive program) pursuant to an authorization which expired on 2 November 2015, corresponding to a nominal amount of DKK 389,762 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith pursuant to an authorization which expired on 2 November 2015. The final number of warrants granted is 386,012. The complete terms of the warrants are attached as Schedules 8.1.a Schedule 8.4.d constitutes an integrated part of these Articles of Association. 30,000 warrants were exercised on 30 March 2016, 11,525 warrants were exercised on 14 April 2016, 5,850 warrants were exercised on 26 May 2016, 5,000 warrants were exercised on 16 June 2016, 6,250 warrants were exercised on 23 September 2016, 5,000 warrants were exercised on 25 November 2016, 9,500 warrants were exercised on 23 March 2017, 22,000 warrants were exercised on 13 April 2017, 5,000 warrants were exercised on 30 May 2017, 8,537 warrants were exercised on 15 June 2017, 1,500 warrants were exercised on 1 September 2017, 28,675 warrants were exercised on 22 September 2017, 2,500 warrants were exercised on 20 november 2017, and thus 244,675 warrants are outstanding.”

•                  The name of the Danish Commerce and Companies Agency (in Danish “Erhvervs- og Selskabsstyrelsen”) was previously updated to The Danish Business Authority (in Danish “Erhvervsstyrelsen”). Section 9.2 and 9.8 are updated accordingly.

•                  The Danish version of Section 9.16 is amended as follows to ensure consistency between the Danish and English version:

9.16 “Generalforsamlingsprotokollen skal for hver beslutning som udgangspunkt indeholde en fuldstændig redegørelse for afstemningen,	9.16 “As a general rule, for each resolution made at the general meeting the minute book of the general meeting must set out at a derunder om (i) hvor mange aktier, der er afgivet gyldige stemmer for, (ii) den andel af aktiekapitalen, som disse stemmer repræsenterer, (iii) det samlede antal gyldige stemmer, (iv) det samlede antal af stemmer for og imod hvert beslutningsforslag og (v) antallet af eventuelle stemmeundladelser.”

minimum the full details of the voting including information on (i) the total number of shares for which valid votes were cast, (ii) the proportion of the share capital accounted for by these votes, (iii) the total number of valid votes, (iv) the number of votes cast in favour of and against each resolution, and (v) the total number of abstentions, if any.”

•                  Section 12.5 is deleted as the Board of Directors has previously made use of the authority to introduce electronic communication.

•                  Section 13.3 regarding retirement age for members of the Board of Directors is deleted as it is no longer a recommendation by the Danish Corporate Governance Committee to keep such provision.

An updated version of the Articles of Association reflecting the proposed changes (tracked) will be available from March 22, 2018 on the Company’s website: https://www.zealandpharma.com/annual-general-meeting/.

Re item (11)

The Board of Directors proposes that the General Meeting replaces the Board of Directors’ authorizations to increase the share capital of the Company pursuant to Section 7.1 - 7.5 and 7A.1-7A.3 of the Company’s Articles of Association with the following articles:

“7.1 Bestyrelsen er i perioden indtil den 19. april 2023 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 6.150.265. Forhøjelsen af aktiekapitalen skal ske til markedskurs og skal gennemføres uden fortegningsret for Selskabets eksisterende aktionærer. Bestyrelsen kan bestemme, at forhøjelsen skal ske ved kontant indbetaling, apportindskud eller ved konvertering af gæld.

“7.1 During the period until 19 April 2023 the board of directors is authorized to increase at one or more times the Company’s share capital by issuance of new shares by up to nominally DKK 6,150,265. The capital increase shall be effected at market price and shall be implemented without pre-emption rights for the Company’s existing shareholders. The board of directors may decide to implement the capital increase by way of cash contribution, by contribution in kind or by debt conversion.

7.2 Bestyrelsen er i perioden indtil den 19. april 2023 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 6.150.265. Forhøjelsen af aktiekapitalen skal gennemføres med fortegningsret for Selskabets eksisterende aktionærer, og den kan ske til en favørkurs fastsat af bestyrelsen. Bestyrelsen kan bestemme, at forhøjelsen skal ske ved

7.2 During the period until 19 April 2023 the board of directors is authorized to increase at one or more times the Company’s share capital by issuance of new shares by up to nominally DKK 6,150,265. The capital increase shall be implemented with pre-emption rights for the Company’s existing shareholders and the subscription price may be a favourable price fixed by the board of

kontant indbetaling, apportindskud eller ved konvertering af gæld.	directors of the Company. The board of directors may decide to implement the capital increase by way of cash contribution, by contribution in kind or by debt conversion.

7.3 De kapitalforhøjelser, som bestyrelsen er bemyndiget til at foretage i henhold til punkt 7.1 og 7.2, kan ikke overstige et samlet nominelt beløb på DKK 6.150.265.	7.3 The capital increases which the board of directors may decide upon pursuant to articles 7.1 and 7.2 cannot exceed a total aggregate nominal amount of DKK 6,150,265.

7.4 De nye aktier udstedt i henhold til punkt 7.1 og 7.2 skal være ligestillet med den bestående aktiekapital. De nye aktier skal være omsætningspapirer og navneaktier og skal noteres i Selskabets ejerbog. Ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. De nye aktier skal give ret til udbytte og andre rettigheder i Selskabet fra det tidspunkt, som fastsættes af bestyrelsen i forhøjelsesbeslutningen.

7.4 The new shares issued pursuant to articles 7.1 and 7.2 shall have the same rights as the existing shares of the Company. The new shares shall be negotiable instruments and issued in the holder’s name and shall be registered in the Company’s Register of Shareholders. No shareholder shall be obliged to have the shares redeemed fully or partly. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the board of directors in connection with the decision to increase the share capital.

7.5 Bestyrelsen er bemyndiget til at fastsætte de nærmere vilkår for kapitalforhøjelser i henhold til ovennævnte bemyndigelser. Bestyrelsen er endvidere bemyndiget til at foretage de ændringer i vedtægterne som måtte være nødvendige som følge af bestyrelsens udnyttelse af ovenstående bemyndigelser.

7.5 The board of directors is authorized to stipulate detailed terms and conditions governing capital increases under the authority given above. The board of directors is also authorized to amend these Articles of Association as required in connection with its use of such authority.

An updated version of the Articles of Association reflecting the proposed changes (tracked) will be available from March 22, 2018 on the Company’s website: www.zealandpharma.com.

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Language

The General Meeting is held in English without any translation into Danish.

Resolution requirements

The following requirements are applicable in order to pass the resolutions and must all be fulfilled in order for the proposals to be adopted:

The proposals set out in items 2-8 of the agenda must be adopted by a simple majority of votes. The adoption of the proposals under items 9-11 requires that the proposals be adopted by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the General Meeting.

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General share information

The share capital of the Company is nominally DKK 30,751,327. The nominal amount of each share is DKK 1. Each share of DKK 1 has one vote at the General Meeting.

The shareholders may exercise their financial rights through their own depositary banks.

Information on the Company’s website

Further information about the General Meeting will be available from March 22, 2018 to April 19, 2018 on the Company’s website, https://www.zealandpharma.com/annual-general-meeting/ including:

1)  The total number of shares and voting rights in the Company on the date of the notice

2)  The notice to convene, along with the agenda and the complete proposals

3)  A proxy form

4)  A postal vote form

5)  A registration form to be used when ordering an admission card

6)  The documents to be presented at the Annual General Meeting 2018, including the Annual Report 2017, the draft updated Articles of Association, the Nomination Committee’s recommendations on the election of the members of the Board of Directors and the draft updated Remuneration Policy.

Publication of notice

This notice has been made public via the electronic system of the Danish Business Authority and on the Company’s website. It has also been sent electronically to all shareholders who have registered their e-mail address with the Company.

Request for notice to convene by ordinary mail

Please note that from 2019 shareholders needs to notify the Company each year, via the shareholder portal, if they wish to receive the notice to convene for the AGM by ordinary mail instead of e-mail.

Questions

Shareholders may ask questions concerning the agenda and the other material relating to the General Meeting both before and during the General Meeting itself.

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In order to attend the General Meeting and vote, the following apply:

Date of registration

The shareholders’ right to attend and vote at the General Meeting, or to vote by post, is determined based on the shares that the shareholders hold on the date of registration, which is April 12, 2018.

Only persons who are shareholders of the Company on the date of registration may attend and vote at the General Meeting; however, please see below regarding shareholders’ requests for admission cards in due time.

Once the date of registration has passed, the shares held by each shareholder will be calculated. The calculation is based on the registration of shares in the register of shareholders as well as on notifications of ownership that were received by the Company before the date of registration passed for the purpose of registration in the register of shareholders, but which have not yet been registered in the register of shareholders.

Admission card

In order to attend the General Meeting, shareholders must order an admission card no later than Friday April 13, 2018 at 11.59 pm CET.

Admission cards can be ordered electronically directly from the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

Admission cards can also be ordered from Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark, by e-mail (gf@computershare.dk) or fax (+45 45 46 09 98).

Admission cards will be sent out electronically via e-mail to the e-mail address specified in the shareholder portal at the time of registration. The admission card must be presented at the Annual General Meeting either electronically on a smartphone/tablet or in a printed version.

Shareholders who have requested admission cards without specifying their e-mail address can collect the admission card at the entrance of the Annual General Meeting on presentation of ID.

Voting forms will be handed out at the entrance of the Annual General Meeting.

Proxy

Proxies may represent a shareholder at the General Meeting. In this case, Computershare A/S must receive a proxy form no later than Friday April 13, 2018 at 11.59 pm CET.

It is possible to submit a proxy electronically directly via the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

The proxy form can also be downloaded or printed from the Company’s website, http://zealandpharma.com/investors/shareholder-portal. and be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

Postal vote

Shareholders who cannot attend the General Meeting can vote by post, in other words vote in writing before the General Meeting is held. Computershare A/S must have received a postal vote no later than Wednesday April 18, 2018 at 12 noon CET.

It is possible to vote by post electronically on the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

A postal vote form is also available for downloading or printing from the Company’s website, http://zealandpharma.com/investors/shareholder-portal. Once completed, this may be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

A postal vote that has been sent is irrevocable.

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Date: March 22, 2018

Kind regards,

The Board of Directors of Zealand Pharma A/S

Appendix 1 — Recommendation from the Nomination Committee

Zealand has, pursuant to §15 of the Articles of Association of the Company, appointed a Nomination Committee consisting of three to five members, of which one to three is(are) (a) shareholder representative(s) elected at the Annual General Meeting. The role of the Nomination Committee is to assess the composition of the Board of Directors and present recommendations to the General Meeting about the election and remuneration of the board members to be elected by the General Meeting.

The Nomination Committee is currently made up of:

Martin Nicklasson, Chairman of the Board of Directors — Chairman of the Nomination Committee

Peter Benson — shareholder representative

Agnete Raaschou-Nielsen — shareholder representative

The Nomination Committee recommends the re-election of Rosemary Crane, Catherine Moukheibir, Alain Munoz, Martin Nicklasson and Michael J. Owen to the Board of Directors. In addition to the re-election of these candidates the Nomination Committee recommends the addition of a new independent member of the Board of Directors, Kirsten Aarup Drejer.

Nominated candidates to the Board of Directors

Rosemary Crane

Vice Chairman of the Board

Elected to the Board in 2015 and regarded as an independent board member.

Qualifications

BA in Communication from the State University of New York and MBA from Kent State University.

Competencies

Rosemary Crane has been CEO of Mela Sciences and Epocrates and has held a number of leading positions at Johnson & Johnson and BMS. She has a background in marketing and a knowledge base in diabetes and cardiovascular disease, among others. Rosemary Crane is a member of the boards of Teva Pharmaceutical Industries Ltd. and Unilife (a medical technology company).

Catherine Moukheibir

Board member

Chairman of the Audit Committee

Elected to the Board in 2015 and regarded as an independent board member.

Qualifications

MBA from Yale University.

Competencies

After a career in strategy consulting and investment banking in Boston and London, Catherine Moukheibir has held senior management positions at several European biotech companies. Her particular experience is in aligning corporate and financial strategy at various stages of a biotech’s development. She is chairman of the board of MedDay Pharmaceuticals S.A. and a board member of Ablynx NV and Cerenis Therapeutics Holding SA. She is also a member of the advisory board of Imperial College Business School, UK.

Alain Munoz

Board member

Elected to the Board in 2005 (resigned in 2006 and was re-elected in 2007) and regarded as an independent board member.

Qualifications

MD in Cardiology and Anesthesiology, head of the clinical department of cardiology at the University Hospital of Montpellier. He has numerous publications to his name and has been a member of the scientific committee of the French Drug Agency (ANSM).

Competencies

Alain Munoz is CEO and founder of Amistad Pharma S.A.S. and Science, Business and Management SARL (France), and has more than 20 years’ experience in the pharmaceutical industry at senior management level. He served as SVP for international development within the Sanofi Group and as SVP for the pharmaceutical division of Fournier Laboratories.

Alain Munoz is chairman of the board of Hybrigenics, a board member of Valneva SE and adviser to Kurma Biofund.

Martin Nicklasson

Chairman of the Board

Chairman of the Remuneration and Compensation Committee

Chairman of the Nomination Committee

Elected to the Board in 2015 and regarded as an independent board member.

Qualifications

Certified pharmacist.

PhD in Pharmaceutical Technology from the University of Uppsala, where he is an Associate Professor in the Department of Pharmaceutics.

Competencies

Martin Nicklasson has held various executive vice president positions at AstraZeneca PLC and has served as President and CEO of Biovitrum AB and Swedish Orphan Biovitrum AB. Prior to this, he held a number of leadership positions at AB Astra and Kabi Pharmacia AB. Martin Nicklasson is Chairman of the boards of Orexo AB, Farma Investment A/S and Kymab Ltd. He serves as a board member of Basilea Pharmaceutica Ltd., BioInvent International AB and Biocrine AB.

Michael J. Owen

Board member

Elected to the Board in 2012 and regarded as an independent board member.

Qualifications

PhD in Biochemistry from Cambridge University and BA in Biochemistry from Oxford University.

Competencies

Michael J. Owen is co-founder and former CSO of Kymab Ltd. Before joining Kymab, he held several leading positions at GlaxoSmithKline (GSK), latterly as SVP and head of biopharmaceuticals research. Prior to joining GSK in 2001, he headed the Lymphocyte Molecular Biology group at the Imperial Cancer Research Fund. He has more than 20 years’ research experience with a focus on the immune system. He has more than 150 publications to his name and is a member of the European Molecular Biology Organization and a Fellow of the Academy of Medical Sciences.

Michael J. Owen is a board member of Blink Biomedical SAS, Ossianix Inc, Avacta Group plc, ReNeuron Group plc and GammaDelta Therapeutics. He is also adviser to Kymab Ltd and CRT Pioneer Fund LP.

Kirsten Aarup Drejer

Proposed to be elected as an additional independent board member.

Qualifications

PhD in Pharmacology and an MSc in Pharmacy from the University of Copenhagen.

Competencies

Kirsten Drejer is co-founder and previous CEO of Symphogen A/S (2000-2016) which is a privately biotech company   dedicated to the development of mAb mixtures to provide effective treatments to serious diseases including with oncology. Dr. Drejer holds more than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, Kirsten Drejer held several scientific and managerial positions at Novo Nordisk A/S, including four years as Director of Diabetes Discovery, and three years as Corporate Facilitator. In addition to her position as member of the board of directors of Symphogen A/S she holds board seats with Bioneer A/S (Chairman), Bioporto A/S, Lyhne & Co, Antag Therapeutics ApS and ResoTher Pharma ApS. Additionally, she is on the Advisory Board for The Faculty of Pharmaceutical Sciences, University of Copenhagen and the Entrepreneurship Advisory Board at Copenhagen Business School.